EQUALITYMD CF SPV 2022, LLC

LIMITED LIABILITY COMPANY AGREEMENT

This **LIMITED LIABILITY COMPANY AGREEMENT** (this "*Agreement*") of **EqualityMD CF SPV 2022, LLC**, a Virginia limited liability company (the "*Company*"), is made and entered into as of January 25, 2022, by and among the Company, **Brian Rauls,** an individual (the "*Manager*"), and each of the individuals or entities identified as a "Member" and such individuals or entities as may be subsequently admitted to the Company in accordance with this Agreement (collectively, the "*Members*") pursuant to the provisions of the Virginia Limited Liability Company Act (as may be amended, the "*Act*"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in Article 14 below.

ARTICLE 1

NAME, PURPOSE AND OFFICES OF COMPANY

1.1   Name. The name of the Company is EqualityMD CF SPV 2022, LLC.

1.2   Purpose, Securities. The primary purpose of the Company is to provide investors with the opportunity to invest in equity Securities of EqualityMD, LLC (the "*Portfolio Company*") via a regulation crowdfunding offering. The general purposes of the Company are to buy, sell, hold, and otherwise invest in Securities of the Portfolio Company; to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to Securities of the Portfolio Company held or owned by the Company, and to engage in all activities and transactions as may be necessary, advisable, or desirable for that purpose. The cash proceeds of the regulation crowdfunding offering for which the Company has been formed will be transferred to and put to use by the Portfolio Company upon each closing of such offering. The Company will hold the equity Securities sold in the Portfolio Company's offering, but does not intend to receive or hold any related funds. Each Member acknowledges and agrees:

(a)   Member has reviewed the documentation by which the Company will invest in the equity Securities of the Portfolio Company and agrees that the terms of such investment documentation are acceptable to Member to the extent of Member's investment in the Company.

(b)   To the extent that the Portfolio Company Securities held by the Company are converted into shares of the Portfolio Company, that its interests in the Company may be, at the option of the Manager in consultation with the management of the Portfolio Company, either (i) converted entirely into the resulting shares of the Portfolio Company in proportion to Member's interests in the Company with the result that the Member's interest in the Company shall be entirely redeemed and terminated, or (ii) maintained as interests in the Company. To the extent applicable, each Member hereby grants to Manager all permissions, power of attorney, and proxy rights reasonably necessary for Manager to accept, assign, and/or transfer to each Member any Securities or interests in the Portfolio Company that result from a conversion of the Securities held by the Company.

1.3   Certificate. The execution, delivery, and filing of the Certificate of Organization (the "*Certificate*") with the State Corporation Commission of the Commonwealth of Virginia are ratified and approved.

1.4   Principal Office. The principal place of business of the Company shall be at such place or places as the Manager may from time to time designate.

1.5   Registered Agent. The name of the registered agent for service of process of the Company in Virginia is Christopher Gatewood, of Threshold Counsel, PC, or such other agent or office in the Commonwealth of Virginia as the Members may designate from time to time.

ARTICLE 2

TERM OF COMPANY

2.1   Term. The term of the Company commenced upon the filing with the State Corporation Commission of the Commonwealth of Virginia of the Company's Certificate and shall continue until the Company is dissolved in accordance with either the provisions of this Agreement or the Act.

2.2   Events Affecting Members and Manager. The death, bankruptcy, withdrawal, insanity, incompetency, temporary or permanent incapacity, liquidation, dissolution, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of a Member shall not dissolve the Company. Except as provided in Section 11.2, the bankruptcy, expulsion, resignation, removal or withdrawal, liquidation, dissolution, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued by the Manager or any successor entity thereto.

ARTICLE 3

NAME AND ADMISSION OF MEMBERS; NO WITHDRAWAL

3.1   Schedule of Members. The name, address, Investment Amount, Capital Contributions and the number of Units of each Member shall be set forth on a Schedule of Members for the Company, which shall be kept on file at the principal office of the Company. The Manager shall amend the Schedule of Members with the issuance of Units related thereto, the contribution of additional Capital Contributions, the admission of any new Members, the substitution of any Member, the transfer of Units among Members, receipt by the Company of notice of any change of address of a Member or the change in the number of Units owned by any Member.

3.2   Admission of Additional Members. An additional person or entity may be admitted as a Member, an existing Member may be issued additional Units, or Units may be transferred among Members, only with the express written consent of the Manager and in accordance with all other applicable terms of this Agreement. Any additional person admitted as a Member subsequent to the date of the initial closing of the Company's Regulation CF crowdfunding shall execute and deliver to the Company a counterpart of this Agreement or otherwise take such actions as the Manager shall deem appropriate in order for such additional Member to become bound by the terms of this Agreement. No person or entity shall be admitted as a Member apart from an investment in the Company's 2022 Regulation CF crowdfunding campaign without the consent of the Manager, and provided that the Manager shall have first concluded that any such admission will not work to the economic prejudice of any then-existing Member.

3.3   No Withdrawal. No Member may withdraw or resign as a Member.

ARTICLE 4

CAPITAL ACCOUNTS AND CAPITAL CONTRIBUTIONS

4.1   Capital Accounts. A Capital Account shall be maintained for each Member and for the Manager. The Manager shall be treated as a partner for federal income tax purposes, and except as expressly provided for herein, shall also be treated as a "Member" of the Company.

4.2   Capital Contributions.

      (a)   Each Member shall be admitted to the Company upon such Member's Capital Contribution in respect of its Investment Amount. All Capital Contributions of Investment Amounts shall be used to purchase Securities of the Portfolio Company.

      (b)   No Member shall be obligated to make any additional capital contributions to the Company or to pay any assessment to the Company, and no Units shall be subject to any calls, requests or demands for capital. Subject to this Section and other terms of this Agreement, additional Units may be issued in consideration of additional capital contributions as agreed to between the Manager and the person or entity acquiring the Units. Upon such Capital Contributions, the Manager shall cause the Schedule of Members to be appropriately amended.

4.3   Units.   Each Member's interest in the Company shall be represented by Units of membership interest which shall be issued in exchange for Capital Contributions and Investment Amounts. The price per Unit shall be $1.00. Fractional Units will not be issued.

ARTICLE 5

COMPANY ALLOCATIONS

5.1   Allocation of Profits and Losses. After the application of Section 5.2 for each Accounting Period, Company profits and losses shall be allocated among the Members to the greatest extend possible so that as of the end of such Accounting Period each Member's Capital Account will be equal to the amount that would be distributed to such Member if the Company had (a) liquidated the assets of the Company for an amount equal to the Adjusted Asset Value of such property and (b) distributed the proceeds in liquidation in accordance with Article 11 of this Agreement.

5.2   Allocations.

(a)   Regulatory Allocations. Notwithstanding the allocations set forth in Section 5.1, profits, losses and items thereof shall be allocated to the Members in the manner and to the extent required by the Treasury Regulations under Section 704 of the Code, including without limitation, the provisions thereof dealing with minimum gain chargebacks, partner minimum gain chargebacks, qualified income offsets, partnership nonrecourse deductions, partner nonrecourse deductions, the provisions dealing with deficit capital accounts in Sections 1.704-2(g)(1), 1.704-2(i)(5), and 1.704-1(b)(2)(ii)(d), and any provisions dealing with allocations related to the forfeiture of a Unit. The Manager shall apply such provisions in its good faith discretion based on advice from the Company's tax advisors.

(b)   Tax Allocations. The income, gains, losses, and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.   Notwithstanding the previous sentence, such items shall be allocated among the Members in a different manner to the extent required by Code Section 704(c) and the Treasury Regulations thereunder (dealing with contributed property), Treasury Regulations Sections 1.704-1(b)(2)(iv)(f) (dealing with property having a book value different than its tax basis) and 1.704-1(b)(4)(ii) (dealing with tax credit items). Allocations pursuant to this Section 5.2(b) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of profits, losses, other items or distributions pursuant to any provisions of this Agreement.

ARTICLE 6

EXPENSES

6.1 **Expenses**. The Portfolio Company shall be responsible for the payment or reimbursement to the Company and/or the Manager of all expenses incurred in connection with the organization, activities, and liquidation of the Company, including all costs and expenses incurred in the holding, purchase, sale, or exchange of Securities, all legal, tax, and accounting fees and expenses, fees or other governmental charges, expenses for consulting services, bookkeeping services, outsourced finance, accounting, administrative and back-office services, fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to Arbitration, litigation and threatened litigation involving the Company, including the Company's indemnification obligations under this Agreement, and all other expenses chargeable to the activities of the Company (as reasonably determined by the Manager) (the "***Company Expenses***").

ARTICLE 7

WITHDRAWALS BY AND DISTRIBUTIONS TO THE MEMBERS

7.1 **No Interest**. No interest shall be paid to any Member on account of its interest in the capital of or on account of its investment in the Company.

7.2 **Withdrawals by the Members**. No Member may withdraw any amount from its Capital Account except under Article 11 of this Agreement.

7.3 **Members' Obligation to Repay or Restore**. Except as required by law or by the terms of this Agreement, no Member shall be obligated at any time to repay or restore to the Company all or any part of any distribution made to it from the Company in accordance with the terms of this Article 7.

7.4 **Withholding Obligations**.

(a) If and to the extent the Company is required by law, including FATCA, (as determined in good faith by the Manager) to make payments ("***Tax Payments***") with respect to any Member in amounts required to discharge any legal obligation, including any obligation under FATCA, of the Company or the Manager to make payments to any governmental authority with respect to any federal, state, local or foreign tax liability of such Member arising as a result of such Member's interest in the Company, including for avoidance of doubt any tax imposed on the Company in respect of such Member under Section 1446(f) of the Code, then the amount of any such Tax Payments shall be deemed to be a loan by the Company to such Member, which loan shall: (i) be secured by such Member's interest in the Company, (ii) bear interest at the Prime Rate, and (iii) be payable upon demand. The Manager may elect to withhold any or all distributions to be made to such Member pursuant to Article 7 or Article 10 and offset the principal amount of any such loan and accrued interest thereon against any such distributions withheld. Amounts paid in respect of interest on such loan shall be treated as profit of the Company and shall not be treated as a capital contribution by such Member. The Manager shall promptly notify each Member of any Tax Payments made with respect to such Member.

(b) If and to the extent the Company is required to make any Tax Payments with respect to any distribution to a Member, either (i) such Member's proportionate share of such distribution shall be reduced by the amount of such Tax Payments (provided that such Member's Capital Account shall be adjusted pursuant to the terms of this Agreement for such Member's full proportionate share of the distribution), or (ii) such Member shall promptly pay to the Company prior to such distribution an amount of cash equal to such Tax Payments. In the event a portion of a distribution in kind is retained by the Company pursuant to clause (i), such retained Securities may, in the sole discretion of the Manager, either (1) be distributed to the Members in accordance with the terms of this Agreement, or (2) be sold by the Company to generate the cash necessary to satisfy such Tax Payments. If the Securities are sold, then for purposes of income tax allocations only under this Agreement, any gain or loss on such sale or exchange shall be allocated to the Member to whom the Tax Payments relate.

(c) Each Member will, as applicable, take such actions as are required to establish to the reasonable satisfaction of the Manager that such Member is (i) not subject to the withholding tax obligations imposed by Section 1471 of the Code and (ii) not subject to withholding tax obligations imposed by Section 1472 of the Code. In addition, each Member will assist the Company and the Manager with any applicable information reporting or other obligation imposed on the Company, the Manager, or their respective Affiliates, pursuant to the FATCA. As used herein, "***FATCA***" means the Foreign Account Tax Compliance provisions enacted as part of the U.S. Hiring Incentives to Restore Employment Act and codified in Sections 1471 through 1474 of the Code, all rules, regulations and other guidance issued thereunder, and all administrative and judicial interpretations thereof.

7.5   Limitation upon Distributions. Notwithstanding Section 7.3, no distribution shall be paid to a Member in violation of the Act. A Member who receives a distribution in violation of the Act shall be liable to the Company for the amount of the distribution to the extent provided in the Act. No distribution shall be made to a Member to the extent such distribution would create or increase a deficit in such Member's Capital Account.

ARTICLE 8

MANAGEMENT DUTIES AND RESTRICTIONS

8.1   Management.

(a) The Manager shall have the sole and exclusive right to control and conduct the Company's activities within the bounds of all legal and valid the objects and purposes of the Company.

(b) Notwithstanding any other provision of this Agreement, the Manager on behalf of the Company may enter into and perform subscription agreements with Members, side letters, management services agreements, and any related documents, without any further act, vote or approval of any person, including any Member.

(c) The Members hereby acknowledge that the Manager may be prohibited from taking action for the benefit of the Company: (i) due to confidential information acquired or obligations incurred in connection with an outside activity done by the Manager or Manager's Affiliates; (ii) in consequence of the Manager or or Manager's Affiliates serving as an officer, director, consultant, agent, advisor or employee of the Portfolio Company or any entity affiliated with the Portfolio Company; or (iii) in connection with activities undertaken by the Manager, or Manager's Affiliates prior to the formation of the Company, including as a result of any prior investments in the Portfolio Company. Neither the Manager nor any Affiliate of the Manager shall be liable to the Company or any Member for any failure to act for the benefit of the Company in consequence of a prohibition described in the preceding sentence. The Members acknowledge, agree, and waive any concern, issue, or claim with respect to the fact that Manager also assists with management of the Portfolio Company on a contract basis, and intends to continue to do so during the term of this Agreement.

8.2   Designation of the Manager. The Manager initially shall be the entity listed as such in the preamble to this Agreement.

8.3   Removal or Resignation of the Manager. The Manager may be removed by a vote of the Members holding a majority in interest of the Units, or by management of the Portfolio Company. The management of the Portfolio Company shall designate a successor Manager following the removal or resignation of the Manager. Upon not less than ninety (90) days' written notice to the Portfolio Company and the Members, the Manager shall not voluntarily resign as the manager of the Company.

8.4   Restrictions on the Members. Notwithstanding any other provision of this Agreement to the contrary, no Member in its capacity as a Member shall take part in the control or management of the affairs of the Company or have any authority to act for or on behalf of the Company or to vote on any matter relative to the Company and its affairs except as expressly set forth in this Agreement. In addition, except as otherwise provided herein, no Member shall have the right or power to: (a) withdraw or reduce its contribution to the capital of the Company or reduce its Investment Amount; (b) to the fullest extent permitted by law, cause the dissolution and winding up of the Company; or (c) demand or receive property in return for its capital contributions. For purposes of the Act, the Members shall constitute a single class or group of members.

8.5   Determinations by the Manager. All matters concerning allocations, distributions and tax elections (except as may otherwise be required by the income tax laws) and accounting procedures not expressly and specifically provided for by the terms of this Agreement shall be determined in good faith by the Manager and such determination shall be final and conclusive.

8.6   Other Activities of Manager. The Members: (i) acknowledge that the Manager and Manager's Affiliates are or may be involved in other financial, investment and professional activities apart from management of the Company; (ii) agree that the Manager and Manager's Affiliates may engage in other activities (without regard to whether such activities conflict with or are adverse with those of the Company); (iii) agree that the Company shall have no interest, obligation, or special or exclusive right to invest in the Portfolio Company; and (iv) acknowledge and agree that the Manager has provided, currently provides, and may continue to provide contract services for the Portfolio Company apart from Manager's role as Manager of the Company.

8.7   Indebtedness. The Manager may not incur debt on behalf of the Company, or guarantee indebtedness of the Portfolio Company.

8.8   No Information Rights in the Portfolio Company; Voting. Each Member hereby agrees that it shall have no access to or right to request or receive any information from Portfolio Company as a result of its interest in the Company. Each Member hereby agrees that it shall have no voting rights associated with its membership interests in the Company, and shall have no voting rights with respect to the Portfolio Company. The Members hereby acknowledge and agree that the Company may not have access to or rights to receive information from a Portfolio Company other than rights or information incident to its ownership of Securities. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Portfolio Company. The Manager shall have the sole and exclusive right to vote (or abstain from voting) the Securities owned by the Company or to assign such voting rights to a third party, including, without limitation, any other interest holder in the Portfolio Company. The Manager may at its sole option, but shall not be obligated to, refer any matter or proposed vote related to Securities owned by the Company to the Members and solicit instructions regarding action to be undertaken with respect to such matter or proposed vote, and in such case, the Manager shall take such action (including voting such Securities) as directed by the affirmative vote of the Members holding a majority in interest of the Units.

8.9   Investment Restrictions. The Manager shall not invest any Company funds in Securities other than Securities of the Portfolio Company.

8.10   Compensation. The Manager shall be compensated by the Portfolio Company for Manager's services hereunder, in the amount of two percent (2%) of the total of all Invesment Amounts contributed by the Members, at the time of each Member's admission to the Company upon such Member's Capital Contribution in respect of its Investment Amount. Subject to agreement by the Manager and the Portfolio Company, the Portfolio Company may compensate the Manager in a similar manner or on an hourly basis for Accounting Periods on an ongoing basis.

ARTICLE 9

INVESTMENT REPRESENTATION AND TRANSFER

OF COMPANY INTERESTS

9.1   Investment Representation of the Members. To induce the Company to sell the Units to the Members, and with the understanding that the Company is relying on the following representations and warranties, each undersigned Member hereby makes the following representations and warranties to the Company:

　　　　(a)   Units Not Registered Under Securities Laws. The Member understands that this offer is being made pursuant to an exemption from registration with the Securities and Exchange Commission under the Securities Act for limited offerings under the crowdfunding regulations, and pursuant to similar exemptions under certain state securities laws. Consequently, the terms of the offer have not been subject to review or comment by the Securities and Exchange Commission, the securities administrator of any state, or any other regulatory authority.

　　　　(b)   Units Acquired for Own Account. The Member is acquiring the Units for such Member's own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same.

　　　　(c)   Restrictions on Transfer of Units. The Member understands that pursuant to this Agreement, the Member will be restricted from transferring or making any other disposition of the Units.

　　　　(d)   Access to Information. Any and all information about the Company, its business and personnel that was requested by the Member has been made available by the Company and the Portfolio Company, and the Member has had an opportunity to question and receive satisfactory answers from the officers of the Company in connection with such Member's proposed purchase of the Units.

　　　　(e)   Experience; Ability to Risk Loss. The Member has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of this investment. The Member is relying solely upon such Member's own investigation to determine whether to make an investment in the Company, and not upon any investigation or representations made by the Company or by any other Member. The Member understands that an investment in the Units of the Company involves high risk. The Member is capable of bearing all of the economic risks and burdens of this investment, including the possible loss of all capital contributed by such Member. The Member has no need for liquidity in this investment. The Member has adequate net worth and means of providing for such Member's current needs and contingencies to sustain a complete loss of such Member's investment in the Company. The Member's overall commitment to investments that are not readily marketable is not disproportionate to such Member's net worth and such Member's investment in the Units of the Company will not cause such overall commitment to become excessive.

(f) **No Assurances**. The Company has not made any representation or other assurance to the Member concerning the percentage of profit or the amount or type of consideration, profit or loss (including tax deductions), if any, to be realized by the Member as a result of an investment in the Units.

(g) **Capacity and Authority**. The Member has full power and authority to execute, deliver and perform this Agreement in accordance with its respective terms. All corporate or other action necessary to authorize the execution, delivery and performance of this Agreement by the signatory hereto has been taken. This Agreement has been duly executed on behalf of the Member.

9.2 **Transfer by Member**. No Member shall sell, assign, pledge, mortgage, or otherwise dispose of or transfer its Units (including by distribution of its Units to its partners or members), directly or indirectly, without the prior written consent of the Manager, which consent may be granted or denied in the sole discretion of the Manager. In the case of a proposed transfer by a Member to an Affiliate of such Member, the Manager shall not unreasonably withhold its consent to such transfer. Any purported transfer or disposition of a Unit to which the Manager does not provide its written consent, or that is not otherwise made in accordance with this Article 9, will be null and void and of no effect whatsoever, and any intended recipient of Units in violation of the provisions of this Article 9 will acquire no rights in such Units and will not be treated as a Member for any purpose.

9.3 **Requirements for Transfer**. Subject to the full and sole discretion of the Manager as to whether to consent to any given transfer or disposition of Units, no transfer or other disposition of Units shall be permitted unless and until:

(a) the transferor and transferee shall have executed and delivered to the Manager such documents and instruments as may be necessary or appropriate in the opinion of the Manager or its counsel to effect such transfer;

(b) the transferor and transferee shall have furnished the Manager with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Units to be transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns; and

(c) the transferor shall have provided the Manager with an opinion of counsel that the transfer is:

(i) exempt from registration under the Securities Act and from the registration requirements of any state and will not violate any laws regulating the transfer of such securities;

(ii) will not result in the Company's termination within the meaning of Section 708 of the Code or similar rules that apply, unless such a transfer is otherwise approved by the Manager;

(iii) will not result in termination of the Company's partnership status for tax purposes or cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code;

(iv) will not cause 25% or more of the Company's Units to be held by "benefit plan investors," as that term is defined in ERISA or any regulations proposed or promulgated thereunder;

(v) will not require the Company, the Manager, or any member of the Manager to register as an investment adviser under the Investment Advisers Act of 1940, as amended (to the extent not already so registered);

(vi) result in a withholding tax obligation under Section 1446(f) of the Code;

(vii) will not result in a violation of any law, rule, or regulation by the Member, the Company, the Manager, or any member of the Manager; and

(viii) will not result in a violation of this Agreement.

The legal opinion required under this Section 9.3(c) shall be provided to the Manager by counsel of its own choosing and be provided in a form satisfactory to the Manager. The Manager may require that the transferring Member or the proposed transferee bear the cost of such legal opinion. Notwithstanding any provision of this Article 9 to the contrary, the Manager may, in its sole discretion, waive the requirement of an opinion of counsel, or any portion thereof, provided for in this Section 9.3. Any costs associated with such transfer (including costs associated with any required opinion) shall be borne by the transferring Member or the proposed transferee and all estimated costs shall be prepaid to the Company by the transferring Member or the proposed transferee as a condition of the Manager's consent to any such proposed transfer. If the transfer of Units results in an adjustment to the basis of Company property, the Manager may, in its sole discretion, require the transferring Member or the transferee Member, or both, to promptly reimburse the Company and/or the Manager upon request for any expenses (including, without limitation, accounting fees) reasonably incurred by the Company and/or the Manager (and their respective Affiliates) related to effecting adjustments to the basis of Company property and any additional tax reporting or preparation costs resulting from such transfer. Promptly upon request, each Member shall provide the Manager with any information related to such Member necessary to allow the Company to comply with (a) its obligations to make tax basis adjustments under Sections 734 or 743 of the Code and (b) any other tax reporting obligations of the Company. In addition to the foregoing, no notice or request initiating the transfer procedures may be given by any Member after a dissolution event has occurred, as provided for in Article 11 hereunder.

9.4   Substitution as a Member. A transferee of a Member's interest pursuant to this Article 9 shall become a substituted Member only with the consent of the Manager and only if such transferee (a) elects to become a substituted Member and (b) executes, acknowledges and delivers to the Company such other instruments as the Manager may deem necessary or advisable to effect the admission of such transferee as a substituted Member, including, without limitation, the written acceptance and adoption by such transferee of the provisions of this Agreement. No assignment by a Member of its interest in the Company shall release the assignor from its liabilities to the Company; *provided that* if the assignee becomes a Member as provided in this Section 9.4, the assignor shall thereupon so be released (in the case of a partial assignment, to the extent of such assignment).

<center>**ARTICLE 10**</center>

<center>**ROLE OF MEMBERS**</center>

10.1   Rights or Powers. Except as otherwise expressly provided for in this Agreement or the Act, the Members in such capacity shall not have any right or power to take part in the management or control of the Company or its business and affairs or to act for or bind the Company in any way. No matter may be submitted to the Members for approval without the prior approval of the Manager, and any purported Member approval of a question, resolution, decision, or proposal shall fail where there is a lack of documentation of such prior approval by the Manager.

10.2   Nature of Rights and Obligations. Except as otherwise expressly provided herein, nothing contained in this Agreement shall be deemed to constitute a Member an agent or legal representative of the other

Members. A Member shall not have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the Company.

ARTICLE 11

DISSOLUTION AND LIQUIDATION OF THE COMPANY

11.1   Limitation. The Company may be dissolved, liquidated and terminated only pursuant to the provisions of this Article 11, and except as otherwise expressly provided for in this Agreement, the parties hereto do hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company's assets.

11.2   Termination of the Company.

    (a)   The Company shall dissolve, and the affairs of the Company shall be wound up, upon the earliest to occur of the following events:

    (i)   upon conversion of the Securities held by the Company into another form of Securities, if such conversion results in the direct receipt by each of the Members (at the option of the Manager and in consultation with the Portfolio Company) of other, later-issued and independently documented Securities in the Portfolio Company, following approval by the Manager and subject to notice to the Members;

    (ii) upon the affirmative vote or written election of those Members holding a majority of the Units;

    (iii) at any time after the fifth anniversary of this Agreement, at the option of the Manager, in the event that the only Securities of the Portfolio Company that are held by the Company are convertible securities (i.e., convertible notes, SAFEs) that have not then converted to shares or membership units of the Portfolio Company or have entered a required period of repayment;

    (iv) upon the entry of a decree of judicial dissolution pursuant to the Act; or

    (v) following the dissolution, lquidation, or termination of the Portfolio Company.

    (b)   The Manager shall manage the liquidation of the Company in its discretion, including by the election of one or more liquidators if so desired by the Manager, to manage the liquidation of the Company in the manner described in Sections 11.3 and 11.4. No Member may sell all or any portion of its Units after the occurrence of any of the events described in Section 11.2(a).

11.3   Winding Up Procedures.

    (a)   Promptly upon dissolution of the Company, the Company shall be liquidated. The closing Capital Accounts of all the Members shall be computed as of the date of dissolution as if the date of dissolution were the last day of an Accounting Period in accordance with Article 5, and then adjusted in the following manner:

    (i)   All assets and liabilities of the Company shall be valued as of the date of dissolution.

    (ii) The Company's assets as of the date of dissolution shall be deemed to have been sold at their fair market values (determined in accordance with Section 13.1) and the resulting profit or loss shall be allocated to the Members' Capital Accounts in accordance with Article 5.

        (iii) Profits and losses during the period of winding up and liquidation shall be allocated among the Members in accordance with Article 5.

        (b) Distributions during the winding up period may be made in cash or in kind or partly in cash and partly in kind. The Manager or the liquidator shall use its best judgment as to the most advantageous time for the Company to sell Securities or to make distributions in kind. All cash and each Security distributed in kind after the date of dissolution of the Company shall be distributed to the Members in accordance with Section 11.4 unless such distribution would result in a violation of a law or regulation applicable to a Member, in which event, upon receipt by the Manager of notice to such effect, such Member may designate a different entity to receive the distribution, or designate, subject to the approval of the Manager, an alternative distribution procedure (*provided* such alternative distribution procedure does not prejudice any of the other Members). Each Security so distributed shall be subject to reasonable conditions and restrictions necessary or advisable, as determined in the reasonable discretion of the Manager or the liquidator, in order to preserve the value of such Security or for legal reasons.

11.4   **Payments in Liquidation**. The assets of the Company shall be distributed in final liquidation of the Company in the following order:

        (a) to the creditors of the Company, other than Members, in the order of priority established by law, either by payment or by establishment of reserves;

        (b) to the Members, in repayment of any loans made to, or other debts owed by, the Company to such Members; and

        (c) the balance, if any, to the Members in accordance with Section 7.4.

ARTICLE 12

FINANCIAL ACCOUNTING, REPORTS AND MEETINGS

12.1   **Financial Accounting; Fiscal Year**. The books and records of the Company shall be kept by the Manager or its designee in accordance with the provisions of this Agreement and otherwise in accordance with the accounting methods followed by the Company for federal income tax purposes consistently applied. The Company's fiscal year shall be the calendar year.

12.2   **Supervision; Inspection of Books**. This Agreement and the Company's Certificate shall be kept under the supervision of the Manager at the principal office of the Company. The Manager shall report at least annually to the Members regarding the Company, the Securities, and the Portfolio Company. The Company's books and records may be shared with the Members, or their accredited representatives, on a confidential basis, upon forty-five (45) day's advance written request and not more than twice per year for any certain Member, for purposes reasonably related to the Member's interest as a Member. Such books and records shall be maintained by the Manager or its designee for a period of four (4) years following final liquidation of the Company.

12.3   **Tax Returns**. The Manager shall use its best efforts to cause the Company's federal, state and local tax returns, IRS Form 1065, Schedule K-1 and any other tax information reasonably requested by a Member, to be prepared and delivered to the Members within ninety (90) days after the close of the Company's fiscal year.

12.4   **Partnership Representative**. (a) The Manager shall be designated the "partnership representative" within the meaning of Section 6223(a) of the Code (the "*Partnership Representative*") and the Partnership Representative shall be authorized to take any actions necessary under Treasury Regulations or other guidance to cause the Partnership Representative to be designated as such; (b) the Company and each Member agree that they shall be bound by the actions taken by the Partnership Representative, as described in Section 6223(b) of the Code; (c) the Members consent to the election set forth in Section 6226(a) of the Code and agree to take any action, and furnish Partnership Representative with any information necessary, to give effect to such election if Partnership Representative decides to make such election; (d) any imputed underpayment imposed on the Company pursuant to Section 6232 of the Code (and any related interest, penalties or other additions to tax) that Partnership Representative reasonably determines is attributable to one or more Members shall be promptly paid by such Members to the Company (pro rata in proportion to their respective shares of such underpayment) within fifteen days following its request for payment (and any failure to pay such amount shall result in a subsequent reduction in distributions otherwise payable to such Member plus interest on such amount calculated at the Prime Rate plus two percent (2%)) provided, that in making the determination of which Members (including former Members) any such imputed underpayment is attributable to, the Partnership Representative will allocate any imputed underpayment imposed on the Company (and any related interest, penalties, additions to tax and audit costs) among the Members in good faith taking into account each Member's particular status, including, for the avoidance of doubt, a Member's tax-exempt status; and (e) Sections 15.3 and 15.4 shall each apply to the Manager in its capacity as Partnership Representative.

ARTICLE 13

VALUATION

13.1   Valuation. Subject to the specific standards set forth below, if and whenever the Manager is required to do so pursuant to this Agreement or otherwise, the valuation of Securities and other assets and liabilities under this Agreement shall be at fair market value. Except as may be required under applicable Treasury Regulations, no value shall be placed on the goodwill or the name of the Company in determining the value of the interest of any Member or in any accounting among the Members.

(a)   The following criteria shall be used for determining the fair market value of equity Securities:

(i) If traded on one or more securities exchanges, including the NASDAQ Stock Market, the value shall be deemed to be the Securities' closing price on the principal of such exchanges on the valuation date.

(ii) If actively traded over the counter, the value shall be deemed to be the average of the closing bid and ask prices of such Securities on the valuation date.

(iii) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Manager, taking into consideration the purchase price of the Securities, performance of and change in the financial condition of the investee company subsequent to the acquisition of the Securities, changes in relevant market conditions, and such other factor or factors as the Manager may deem relevant.

(b)   The value of debt Securities shall be the fair market value thereof, as determined in good faith by the Manager.

(c)   If the Manager in good faith determines that, because of special circumstances, the valuation methods set forth in this Article 13 do not fairly determine the value of a Security, the Manager shall make such adjustments or use such alternative valuation method as it reasonably deems appropriate.

(d)   The Manager shall have the power at any time to determine, for all purposes of this Agreement, the fair market value of any assets and liabilities of the Company. It is currently anticipated that most of the Company's assets will generally be subject to restrictions on resale and generally will have no established trading market. The Manager will value substantially all of the Company's assets at fair value as determined in good faith by the Manager in accordance with its valuation policy.

ARTICLE 14

CERTAIN DEFINITIONS

14.1 **1940 Act**. The 1940 Act is the Investment Company Act of 1940, as amended.

14.2 **Accounting Period**. An Accounting Period shall be (a) a calendar year if there are no changes in the Members' respective Unit holdings during such calendar year except on the first day thereof, or (b) any other period beginning on the first day of a calendar year, or any other day during a calendar year upon which occurs a change in such Unit holdings, and ending on the last day of a calendar year, or on the day preceding an earlier day upon which any change in such respective Unit holdings shall occur.

14.3 **Adjusted Asset Value**. The Adjusted Asset Value with respect to any asset shall be the asset's adjusted basis for federal income tax purposes, except as follows:

    (a) The initial Adjusted Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of contribution, as determined by the contributing Member and the Company.

    (b) In the discretion of the Manager, the Adjusted Asset Values of all Company assets may be adjusted to equal their respective gross fair market values, as determined by the Manager, and the resulting unrecognized profit or loss allocated to the Capital Accounts of the Members pursuant to Article 5, as of the following times: (i) the grant of an additional interest in the Company to any new or existing Member; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets, unless all Members receive simultaneous distributions of either undivided interests in the distributed property or identical Company assets in proportion to their interests in Company distributions as provided in Section 7.4; (iii) the termination of the Company either by expiration of the Company's term or the occurrence of an event of early termination; and (iv) the liquidation of the Company within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(g).

    (c) The Adjusted Asset Values of the Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*m*).

14.4 **Affiliate**. An Affiliate of any person shall mean (a) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with the person specified or (b) such person's immediate family members (excluding family members who do not reside in the same household).

14.5 **Capital Account**. The Capital Account of each Member shall consist of its original Capital Contribution, (a) increased by any additional Capital Contributions, its share of income or gain that is allocated to it pursuant to this Agreement, and the amount of any Company liabilities that are assumed by it or that are secured by any Company property distributed to it, and (b) decreased by the amount of any distributions to or withdrawals by it, and the amount of any of its liabilities that are assumed by the Company or that are secured by any property contributed by it to the Company. The foregoing provision and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation

Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Manager may make such modification, *provided that* it is not likely to have more than an insignificant effect on the total amounts distributable to any Member pursuant to Article 7 and Article 11.

14.6   Capital Contribution. A Member's Capital Contribution shall mean the amount of money in U.S. dollars contributed by such Member (or such Member's predecessor in interest) to the Company in respect of such Member's Investment Amount.

14.7   Cause. Cause with respect to any person shall mean such person's (i) being deemed incompetent, permanently incapacitated or insane, (ii) conviction of (or plea of *nolo contendere* to) any felony or any crime involving moral turpitude or dishonesty, participation in a fraud or act of dishonesty against the Company, or (iii) death.

14.8   Code. The Code is the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

14.9   ERISA. ERISA shall mean the Employment Retirement Income Security Act of 1974, as amended.

14.10   Investment Amount.   A Member's Investment Amount shall mean the amount such Member has invested in the Company with respect to the Company's investment in the Portfolio Company.

14.11   Prime Rate. Prime Rate shall mean the floating commercial rate of interest published in the Wall Street Journal (or its successors) as its prime rate.

14.12   Profit or Loss. Profit or loss shall be an amount computed for each Accounting Period as of the last day thereof that is equal to the Company's taxable income or loss for such Accounting Period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

     (a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing profit or loss pursuant to this Section shall be added to such taxable income or loss;

     (b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profit or Loss pursuant to this Section shall be subtracted from such taxable income or loss;

     (c)   Gain or loss resulting from any disposition of a Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Adjusted Asset Value of the asset disposed of rather than its adjusted tax basis; and

     (d)   The difference between the gross fair market value of all Company assets and their respective Adjusted Asset Values shall be added to such taxable income or loss in the circumstances described in Section 14.3.

14.13   Schedule of Members. Schedule of Members shall be the schedule maintained by the Manager in the books and records of the Company detailing the name, address, Investment Amount, the Capital Contributions and the number of Units of each Member, and the other information required by this Agreement to be included therein.

14.14   Securities.   Securities shall mean securities of every kind and nature and rights and options with respect thereto, including stock, notes, bonds, debentures, evidences of indebtedness and other business interests of every type, including partnerships, joint ventures, proprietorships and other business entities.

14.15   Securities Act. Securities Act shall mean the Securities Act of 1933, as amended.

14.16   Treasury Regulations. Treasury Regulations shall mean the Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

14.17   Unit. Unit or Units shall mean an ownership interest in the Company representing any and all benefits to which the holder of such Units may be entitled as provided in this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

14.18   Unreturned Capital Contributions. Unreturned Capital Contributions shall mean the amount by which the sum of a Member's total Capital Contributions exceeds the aggregate amount of distributions made to such Member pursuant to Section 7.4.


ARTICLE 15

OTHER PROVISIONS


15.1   Governing Law. This Agreement shall be governed by and construed under the laws of the Commonwealth of Virginia as such law would be applied to agreements among the residents of such state made and to be performed entirely within such state.

15.2   Limitation of Liability of the Members. Except as otherwise required by law, no Member shall be bound by, nor be personally liable for, the expenses, liabilities, or obligations of the Company, whether arising in contract, tort or otherwise. Notwithstanding the foregoing, each Member shall be required to pay to the Company, at such times and subject to the conditions set forth herein, all amounts that such Member has agreed to pay to the Company pursuant to this Agreement.

15.3   Exculpation. None of the Partnership Representative, the Manager, or their respective managers, members, partners, principals, officers, employees, Affiliates or agents shall be liable, responsible or accountable in damages or otherwise to the Members or the Company for honest mistakes of judgment, or for action or inaction, taken in good faith, or for losses due to such mistakes, action, or inaction, or to the negligence, dishonesty, or bad faith of any brokers, intermediaries, or other agent of the Company. The Manager and such persons may consult with counsel and accountants in respect of Company affairs and be fully protected and justified in any action or inaction that is taken in accordance with the advice or opinion of such counsel or accountants. Notwithstanding any of the foregoing to the contrary, the provisions of this Section shall not be construed so as to relieve (or attempt to relieve) any person of any liability by reason of fraud, bad faith, willful misconduct or gross negligence or to the extent (but only to the extent) that such liability may not be waived, modified, or limited under applicable law, but shall be construed so as to effectuate the provisions of such Sections to the fullest extent permitted by law. This Section is intended to apply solely for the benefit of the Members, and in no way shall be construed or interpreted as inuring to the benefit of any other person or entity, including, without limitation, creditors of the Company, of the Manager or of the members of the Manager or other third parties.

15.4   Indemnification.

(a)   The Company agrees to indemnify, out of the assets of the Company only (of which the Members shall not be obligated to make further Capital Contributions other than as set forth in Section 4.2), the Manager, the Partnership Representative and their respective managers, members, partners, principals, officers, employees, Affiliates or agents (the "*Indemnified Parties*") to the fullest extent permitted by law and to save and hold them harmless from and in respect of all (a) reasonable fees, costs, and expenses, including legal fees, paid in connection with or resulting from any claim, action, or demand against the Indemnified Parties that arise out of or in any way relate to the Company, its properties, business, or affairs (but excluding matters solely between or among members of the Manager) and (b) such claims, actions, and demands and any losses or damages resulting from such claims, actions, and demands, including amounts paid in settlement or compromise (if recommended by attorneys for the Company) of any such claim, action or demand; *provided*, *however*, that this indemnity shall not extend to any conduct which constitutes fraud, bad faith, willful misconduct or gross negligence. Expenses incurred by any Indemnified Party in defending a claim or proceeding covered by this Section shall be paid by the Company in advance of the final disposition of such claim or proceeding, *provided* the Indemnified Party (x) uses its, his or her diligent good faith efforts to seek indemnification from all other sources, (y) undertakes to repay such amount if such indemnitee receives indemnification from other sources, and (z) provides a written undertaking to the Company to repay such amount if it is ultimately determined that such Indemnified Party was not entitled to be indemnified. The provisions of this Section 15.4 shall remain in effect as to each Indemnified Party whether or not such indemnified person continues to serve in the capacity that entitled such person to be indemnified.

(b)   Solely for purposes of clarification, and without expanding the scope of indemnification pursuant to this Section 15.4, the Members intend that, to the maximum extent permitted by law, as between (i) the Portfolio Company, (ii) the Company and (iii) the Manager and/or its Affiliates, this Section 15.4 shall be interpreted to reflect an ordering of liability for potentially overlapping or duplicative indemnification payments, with the Portfolio Company having primary liability, the Company having only secondary liability, and (if applicable) the Manager and/or its Affiliates having only tertiary and subsequent liability. The possibility that an Indemnified Party may receive indemnification payments from the Portfolio Company shall not restrict the Company from making payments under this Section 15.4 to an Indemnified Party that is otherwise eligible for such payments, but such payments by the Company are not intended to relieve the Portfolio Company from any liability that it would otherwise have to make indemnification payments to such Indemnified Party and, if an Indemnified Party that has received payments from the Company pursuant to this Section 15.4 actually receives duplicative indemnification payments from the Portfolio Company for the same costs, such Indemnified Party shall repay the Company as soon as practicable to the extent of such duplicative payments. To the extent necessary or appropriate under applicable law in order to effect such intention of the Members in the case of potentially overlapping or duplicative indemnification payments by the Company and the Portfolio Company, the Company shall, to the extent permitted by law, have a right of subrogation against the Portfolio Company (exercisable at the sole discretion of the Manager) if the Company makes payments to an Indemnified Party pursuant to this Section 15.4 with regard to the same costs for which such Indemnified Party was otherwise eligible for indemnification payments from the Portfolio Company.

(c)   If, in the discretion of the Manager, Company assets remain insufficient to fulfill any obligation of the Company pursuant to this Section 15.4 or any obligation of the Company to return some or all of the proceeds or other amounts received by the Company with respect to a Company investment (whether in connection with a breach of representations or warranties or otherwise), the Manager may recall distributions previously made to the Members solely for the purpose of fulfilling or satisfying such an obligation or liability. The obligation to recontribute distributions under this Section 15.4(c) shall be applied pro rata in proportion to the respective amounts by which the Manager and the Members' aggregate distributions from the Company (in each case, with any in kind distributions valued as of the date of distribution) would have been reduced had the returned amount not been distributed but instead had been used to fund the obligation under this Section 15.4(c).

15.5   Arbitration.

      (a)   Any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement, including, without limitation, any action or claim based on tort, contract, or statute (including any claims of breach), or concerning the interpretation, effect, termination, validity, performance and/or breach of this Agreement ("*Claim*"), shall be resolved by final and binding arbitration ("*Arbitration*") before a panel of three (3) arbitrators ("*Arbitrators*") selected from and administered by Judicial Arbitration and Mediation Service Inc. (the "*Administrator*") in accordance with its then existing arbitration rules or procedures regarding commercial or business disputes. Each party shall select one arbitrator and the two parties shall then agree on a third arbitrator, who shall be selected from a list provided by the Administrator. The arbitration shall be held in Richmond, Virginia.

      (b)   Depositions may be taken and full discovery may be obtained in any arbitration commenced under this provision.

      (c)   The Arbitrators shall, within fifteen (15) calendar days after the conclusion of the Arbitration hearing, issue a written award and statement of decision describing the essential findings and conclusions on which the award is based, including the calculation of any damages awarded. The Arbitrators shall be authorized to award compensatory damages, but shall *not* be authorized (i) to award non-economic damages, such as for emotional distress, pain and suffering or loss of consortium, (ii) to award punitive damages, or (iii) to reform, modify or materially change this Agreement or any other agreements contemplated hereunder; *provided, however,* that the damage limitations described in parts (i) and (ii) of this sentence will not apply if such damages are statutorily imposed. The Arbitrators also shall be authorized to grant any temporary, preliminary or permanent equitable remedy or relief he or she deems just and equitable and within the scope of this Agreement, including, without limitation, an injunction or order for specific performance.

      (d)   Each party shall bear its own attorney's fees, costs, and disbursements arising out of the arbitration, and shall pay an equal share of the fees and costs of the Administrator and the Arbitrators; *provided, however,* the Arbitrators shall be authorized to determine whether a party is substantially the prevailing party, and if so, to award to that substantially prevailing party reimbursement for its reasonable attorneys' fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges, travel expenses, etc.), and/or the fees and costs of the Administrator and the Arbitrators. Each party shall fully perform and satisfy the arbitration award within fifteen (15) days of the service of the award.

      (e)   By agreeing to this binding arbitration provision, the parties understand that they are waiving certain rights and protections which may otherwise be available if a Claim between the parties were determined by litigation in court, including, without limitation, the right to seek or obtain certain types of damages precluded by this Section 15.5, the right to a jury trial, certain rights of appeal, and a right to invoke formal rules of procedure and evidence.

15.6   Execution and Filing of Documents. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one (1) and the same instrument.

15.7   Other Instruments and Acts. The Members agree to execute any other instruments or perform any other acts that are or may be reasonably necessary to effectuate and carry on the limited liability company created by this Agreement.

15.8   Binding Agreement. This Agreement shall be binding upon the transferees, successors, assigns, and legal representatives of the Manager and the Members.

15.9   Notices; Electronic Transmission of Reports. Any notice or other communication that one Member desires to give to the Manager or another Member shall be in writing, and shall be deemed effectively given: (a) upon personal delivery to the Manager or the Member to be notified, (b) when sent by confirmed electronic mail, telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) three business (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be addressed to the Manager at the Company's principal office and to a Member at the address shown on the Schedule of Members or at such other address as a Member may designate by ten (10) days' advance written notice to the Manager and the other Members. The Manager shall be entitled to transmit to the Members by e-mail the reports required by Sections 12.3 and 12.4.

15.10   Power of Attorney. By signing this Agreement, each Member designates and appoints the Manager as its true and lawful attorney, in its name, place, and stead to make, execute, sign, and file any amendment to the Certificate and such other instruments, documents, or certificates that may from time to time be required of the Company by the laws of the United States of America, the laws of the state of the Company's formation, or any other state in which the Company shall conduct its affairs in order to qualify or otherwise enable the Company to conduct its affairs in such jurisdictions. Such attorney is not hereby granted any authority on behalf of the Members to amend this Agreement except that as attorney for each of the Members, the Manager shall have the authority to amend this Agreement and the Certificate (and to execute any amendment to the Agreement or the Certificate on behalf of itself and as attorney in fact for each of the Members) as may be required to effect:

(a) Admission of additional Members pursuant to Article 3; and

(b) Transfers of Units pursuant to Article 9;

This power of attorney granted by each Member shall expire as to such Member immediately after the dissolution of the Company or the amendment of the Company's the Schedule of Members to reflect the complete withdrawal of such Member as a Member of the Company.

15.11   Amendment.

(a)   Other than as expressly set forth in this Agreement, subject to Section 15.11(b), this Agreement may be amended only (i) by the affirmative vote or written consent of the Manager and the Members holding a majority of the Units, or (ii) by the Manager without such consent for amendments that are limited to the correction of a scrivener's error, to remedy an actual or perceived issue of legal or regulatory compliance, or in response to a change in law or regulation requiring such amendment.

(b)   Notwithstanding Section 15.11(a) or anything else in this Agreement to the contrary, this Agreement shall not be amended without the consent of any Member adversely affected if such amendment would modify the limited liability of a Member or alter the economic interest of a Member, other than on a *pro rata* basis with respect to the interests of all members or in connection with the admission of a new Member or the withdrawal of a Member pursuant to the terms of this Agreement. Further, no amendment pursuant to this Section 15.11 shall amend or modify any provision requiring the consent of all Members (or a specified percentage in interest of the Members) to a specified action unless such amendment is approved by all Members (or by the percentage in interest specified by the provision in question).

(c)   The Company's or Manager's (or its managers', members' or employees') noncompliance with any provision hereof in any single transaction or event may be waived prospectively or retroactively in writing by the same percentage in interest of the Members that would be required to amend such provision pursuant to Section 15.11(a) or 15.11(b). No waiver shall be deemed a waiver of any subsequent event of noncompliance except to the extent expressly provided in such waiver.

15.12   Entire Agreement. This Agreement constitutes the full, complete, and final agreement of the Manager and the Members and supersedes all prior agreements, whether written or oral, between the Manager and the Members with respect to the Company. Notwithstanding the provisions of this Agreement, including Section 15.11, or of any subscription agreement, it is hereby acknowledged and agreed that the Manager on its own behalf or on behalf of the Company, without the approval of any Member or any other person, may enter into a side letter or similar agreement to or with a Member which has the effect of establishing rights under, or altering or supplementing the terms of, this Agreement or of any subscription agreement, and the Manager, acting in its reasonable good faith discretion, may make all necessary conforming changes to the allocations and distributions required under Articles 5 and 7 of this Agreement and any other provision of this Agreement, so as to give effect to any such modifications. The parties hereto agree that any terms contained in a side letter or similar agreement to or with a Member shall govern with respect to such Member notwithstanding the provisions of this Agreement or of any subscription agreement.

15.13   Titles; Subtitles. The titles and subtitles used in this Agreement are used for convenience only and shall not be considered in the interpretation of this Agreement.

15.14   Advisors and Counsel. The Members acknowledge and agree and waive any potential conflict or claim regarding the service in multiple capacities of certain personnel and advisors: (a) the Manager provides contract services to the Portfolio Company, and that the Manager may become an employee of the Portfolio Company during the term of this Agreement, (b) with respect to the crowdfunding offering and related documentation including this Agreement, Threshold Counsel, PC has served as counsel to the Portfolio Company and to the Company, and (c) Christopher Gatewood and Justin Laughter of Threshold Counsel, PC have interests in the crowdfunding portal, Round Here, LLC, on which the crowdfunding offering is offered.

15.15   Confidentiality.

(a)   This Agreement and all financial statements, tax reports, portfolio valuations, reviews or analyses of potential or actual investments, reports or other materials and all other documents and information concerning the affairs of the Company and its investments, including, without limitation, information about the Portfolio Company (collectively, the "***Confidential Information***"), that any Member may receive or that may be disclosed, distributed or disseminated (whether in writing, orally, electronically or by other means) to any Member or its representatives, pursuant to or in accordance with this Agreement, or otherwise as a result of its ownership of an interest in the Company, constitute proprietary and confidential information about the Company, the Manager and its Affiliates and the Portfolio Company (the "***Affected Parties***"). Each Member acknowledges and agrees that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. Each Member further acknowledges and agrees that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Parties or their respective businesses.

(b)   Each Member agrees to hold all Confidential Information in confidence, and not to disclose any Confidential Information to any third party without the prior written consent of the Manager. Notwithstanding the preceding sentence, each Member may disclose such Confidential Information: (i) to its officers, directors, trustees, equity owners, wholly-owned subsidiaries, employees and outside experts (including but not limited to its attorneys and accountants) on a "need to know" basis, so long as such persons are bound by the same duties of confidentiality to the Company as such Member, and so long as such Member shall remain liable for any breach of this Section 15.15 by such persons; (ii) to the extent that such information is required to be disclosed in connection with any civil or criminal proceeding; (iii) to the extent that such information is required to be disclosed by applicable law in connection with any governmental, administrative or regulatory proceeding or filing (including any inspection or examination or any disclosure necessary in connection with a request for information made under a state or federal freedom of information act or similar law), after reasonable prior written notice to the Manager (except where such notice is expressly prohibited by law); (iv) to the extent that such information was received from a third party not subject to confidentiality limitations and such Member can establish that it rightfully received such information from such party other than as a result of the breach of this Section 15.15; (v) to the extent such information was rightfully in such Member's possession prior to the Company's conveyance of such information to such Member, as evidenced by the Member's prior written records; or (vi) to the extent that the information provided by the Company is otherwise available in the public domain in the absence of any improper or unlawful action on the part of such Member. Any Member seeking to make disclosure in reliance on the foregoing clauses (ii) and (iii) above shall use its commercially reasonable efforts to claim any relevant exception under such laws or obligations which would prevent or limit public disclosure of the Confidential Information and provide the Manager immediate notice upon such Member's receipt of a request for disclosure of any Confidential Information pursuant to such laws or obligations.

(c)   Each Member also agrees that any document constituting or containing, or any other embodiment of, any Confidential Information shall be returned to the Company upon the Manager's request. Notwithstanding any provision of this Agreement to the contrary, the Manager may withhold disclosure of any Confidential Information (other than this Agreement or tax reports) to any particular Member if the Manager reasonably determines that the disclosure of such Confidential Information to such Member may result in the general public gaining access to such Confidential Information or that such disclosure is not in the best interests of the Company or its investments; *provided, however,* that to the extent that any information is not delivered to a Member based on the Manager's exercise of its discretion under this sentence, such information shall be made available for review, but not copying, during regular business hours at a location mutually determined by the Manager and such Member. In no event shall a Member be denied access to information deliverable pursuant to Section 12.4 of this Agreement.

(d)   Each Member agrees to notify such Member's attorneys, accountants and other similar advisers about their obligations in connection with this Section 15.15 and will further cause such advisers to abide by the aforesaid provisions of this Section 15.15. Notwithstanding the foregoing, no Member shall be liable to the Company for any breach of this Section 15.15 by any adviser of such Member if the adviser is bound by an obligation to keep such Confidential Information confidential and such Member agrees to enforce such obligation.

[*THE BALANCE OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK*]

IN WITNESS WHEREOF, the parties have executed this Limited Liability Company Agreement of

EqualityMD CF SPV 2022, LLC as of the date first written above.

COMPANY:

EQUALITYMD CF SPV 2022, LLC

By: _____

Name: Brian Rauls

Title: Manager

Address:

Email:

MANAGER:

By: _____

Name: Brian Rauls

IN WITNESS WHEREOF, the parties have executed this Limited Liability Company Agreement of EqualityMD CF SPV 2022, LLC as of the date first written above.

MEMBER:

By: _____

(Signature)

Name: _____

Address: _____

Email: _____

Investment Amount (Capital Contribution): $_____

EXHIBIT A

SCHEDULE OF MEMBERS

Name and Address	Capital Contribution	No. of Units
[Name] [Address]	$[_____]	[_____]
[Name] [Address]	$[_____]	[_____]
TOTAL	$[_____]	[_____]

LEGENDS:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchang Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.